Exhibit 14.1

Pioneer Drilling Company

Code of Conduct and Ethics

This Code of Conduct and Ethics (this “Code”) applies to all directors, officers and employees of Pioneer Drilling Company and its consolidated subsidiaries (collectively referred to below as the “Company”).

The Company has adopted Rules of Conduct and related policies and procedures (collectively, the “Rules of Conduct”), which are set forth in Sections 5, 6 and 13 of the Pioneer Drilling Company Employee Handbook and are applicable to all officers and employees of the Company. The Rules of Conduct are incorporated by reference into this Policy and, to the extent applicable to directors in carrying out their duties as such, are hereby made applicable to the members of the Board of Directors of Pioneer Drilling Company (the “Board”).

The Company intends to comply with applicable legal requirements and to conduct its business in an ethereal manner. Each director, officer and employee is expected to act in good faith and with integrity in the performance of his/her responsibilities on behalf of the Company and in compliance with all applicable laws, rules and regulations and to report appropriately (in accordance with the Rules of Conduct) any indications of illegal or improper conduct, including any violations of this Code or the Rules of Conduct. An employee who does not comply with the standards set forth in this Code and the Rules of Conduct may be subject to discipline in light of the nature of the violation, including, potentially, termination of employment.

The Company expects each director, officer and employee to help the Company maintain appropriate compliance procedures and to carry out its business in compliance with applicable laws. Each director, officer and employee of the Company is expected to read this Code and the Rules of Conduct and demonstrate commitment to the standards set forth in this Code and the Rules of Conduct.

The Company’s officers, managers and other supervising employees (collectively, “Officers and Managers”), including Pioneer Drilling Company’s Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Controller, are expected to be leaders in demonstrating a commitment to the standards outlined in this Code and the Rules of Conduct and recognizing indications of illegal or improper conduct.

Officers and Managers hold an important and elevated role in corporate governance. Officers and Managers fulfill their responsibilities to the Company by following and enforcing the policies and procedures employed in the operation of the Company’s financial organization and established controls and by demonstrating the following:

I.	Honest and Ethical Conduct; Conflicts of Interest

Officers and Managers will exhibit and promote honest and ethical conduct and ensure the establishment and operation of policies and procedures that:

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encourage and reward professional integrity in all aspects of the Company’s operations, by eliminating inhibitions and barriers to responsible behavior, such as coercion, fear of reprisal, or alienation from other Officers or Managers or the Company itself;

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prohibit and eliminate conflicts between the best interests of the Company and its shareholders and transactions or circumstances that could result in material personal gain for an individual officer or manager;

•	provide a mechanism for employees of the Company to inform senior management of deviations in practice from policies and procedures governing honest and ethical behavior; and

•	demonstrate their support for such policies and procedures through periodic communications reinforcing these ethical standards throughout the Company.

The Company requires that all Officers and Managers perform their duties to the best of their abilities and with undivided loyalty in all situations. Accordingly, Officers and Managers are expected to ensure the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. A conflict of interest occurs when an individual’s personal interest is adverse to or otherwise in conflict with the interest of the Company. Officers and Managers should avoid taking actions that would create actual or apparent conflicts of interest. In those rare occasions in which an unanticipated conflict of interest may arise, the affected Officer or Manager should promptly bring the situation to the attention of higher levels of management, the Company’s Chief Financial Officer, or the Audit Committee of the Board so that appropriate steps may be taken to eliminate the conflict or take other appropriate action to mitigate the effect of the conflict. Conflicts of interest may involve not only situations in which the Officer or Manager has a direct personal interest, but also those in which a family member has an interest or those in which the interest is indirect through a corporation, partnership or other entity.

II.	Public Disclosures

It is the Company’s policy that the information in its public communications, including filings with the Securities and Exchange Commission, be timely and accurate in all material respects. Officers and Managers should exercise diligence and care to do their part in acting in furtherance of this policy. Officers and Managers are prohibited from knowingly misrepresenting, omitting, or causing others to misrepresent or omit, material facts about the Company to anyone having a role in the Company’s financial reporting and disclosure processes. Officers and Managers must not directly or indirectly take any action to coerce, manipulate, mislead or fraudulently influence the Company’s or its subsidiaries’ independent auditors or any internal accounting or auditing personnel for the purpose or with the effect of rendering the Company’s financial statements misleading, or direct anyone else to do so. Officers and Managers will establish and manage the enterprise transaction and reporting systems and procedures to ensure that:

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business transactions are properly authorized and accurately recorded on the Company’s books and records in accordance with Generally Accepted Accounting principles (“GAAP”) and established Company financial policy;

•	the retention or proper disposal of Company records is in accordance with established policies and applicable legal and regulatory requirements; and

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periodic financial communications and reports are delivered in a manner such that they are understandable, in terms of content and meaning, so that readers and users can determine their significance and consequence.

III.	Compliance With Applicable Laws, Rules and Regulations

Officers and Managers shall not violate governmental laws, rules or regulations applicable to the performance of their duties for or on behalf of the Company. In addition, Officers and Managers shall establish and maintain mechanisms to:

•	educate employees of the Company about any federal, state or local statute, regulation or administrative procedure that affects the operation of the Company;

•	monitor the compliance of the Company with any applicable federal, state or local statutes, regulations or administrative rules;

•	identify, report and correct, any detected violations of applicable federal, state or local statues or regulations; and

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promote the conduct of the Company’s business in accordance with these ethical standards in all markets throughout the world wherever the Company conducts its business (and in accordance with the Company’s separate Foreign Corrupt Practices Act Policy Statement and Compliance Guide).